Hops and Grain Production, LLC

PROFIT AND LOSS
January - December 2018

	TOTAL
Income	
46000 Event Sponsorship	-2,500.00
Total Income	**$ -2,500.00**
GROSS PROFIT	**$ -2,500.00**
Expenses	
64010 Auto Related	111.52
76000 Interest Paid	105,705.98
Firestone Loan Interest	7,640.20
Interest - Alliance/Amur Lease 2	6,038.91
Interest - Alliance/Pawnee Lease 1	8,548.67
Total 76000 Interest Paid	**127,933.76**
Bank Charges & Fees	1,302.90
Brewery Equipment - De Minimis	3,020.18
Contractors	1,000.00
Equipment Rental	39,169.62
Insurance	1,390.00
Leasehold Improvements - De Minimis	895.92
Legal & Professional Services	6,100.06
Attorney Fees (deleted)	11,686.10
Total Legal & Professional Services	**17,786.16**
Meals & Entertainment	1,215.20
Other Business Expenses	1.00
Sponsorships	7,500.00
Taproom Furniture - De Minimis	24,278.57
Taxes & Licenses	62.00
Property Taxes	9,320.29
Property Tax Accrued	10,000.00
Total Property Taxes	**19,320.29**
Sales Tax Paid	576.00
Total Taxes & Licenses	**19,958.29**
Travel	
Lodging	951.95
Transportation	123.82
Total Travel	**1,075.77**
Utilities	85.10
Total Expenses	**$246,723.99**
NET OPERATING INCOME	**$ -249,223.99**
Other Expenses	
Ask My Accountant	-122,850.22
Total Other Expenses	**$ -122,850.22**
NET OTHER INCOME	**$122,850.22**

	TOTAL
NET INCOME	$ -126,373.77